SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the fiscal year ended December 31, 2013,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from _____ to _____
Commission file number 0-16125

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN
(S.E.C. registration No. 333-52765 and No. 333-176401)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
FASTENAL COMPANY
2001 Theurer Boulevard
Winona, Minnesota 55987

REQUIRED INFORMATION
The Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In accordance with Item 4 and in lieu of the requirements of Items 1-3 of Form 11-K, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012
(With Report of Independent Registered Public Accounting Firm)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
The Trustees of Fastenal Company &
Subsidiaries 401(k) and Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Minneapolis, Minnesota
June 26, 2014

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value:
Investment funds	$127,611,247	94,262,517
Fastenal Company common stock	103,904,194	96,087,937
Cash	99,027	63,478
Pending settlement fund	12,919	312,018
Total investments at fair value	231,627,387	190,725,950
Employer contribution receivable	11,345,253	10,433,844
Accrued income	6	8,191
Total assets	242,972,646	201,167,985
Liabilities:
Excess deferrals payable	741,025	815,784
Unclaimed plan forfeiture fund	4,095	1,107
Net assets available for benefits, before adjustment	242,227,526	200,351,094
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(47,926)	(199,235)
Net assets available for benefits	$242,179,600	200,151,859
See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions:
Investment income:
Interest and dividends	$4,368,436
Net appreciation in fair value of investments	23,074,214
Total investment income	27,442,650
Contributions:
Participant	16,983,505
Rollover	334,060
Employer	11,346,954
Total contributions	28,664,519
Total additions	56,107,169
Deductions:
Benefits paid to participants	(14,079,428)
Total deductions	(14,079,428)
Net increase in net assets available for benefits	42,027,741
Net assets available for benefits:
Beginning of year	200,151,859
End of year	$242,179,600
See accompanying notes to financial statements.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

(1)	Description of the Plan
The following description of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined-contribution plan covering all full-time and part-time U.S. employees of Fastenal Company & Subsidiaries (the Company). Employees are eligible to participate in the Plan beginning on the first of the month after completing 60 days of service and attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective January 1, 2011, the Plan was amended and restated and Fastenal Company common stock available through the Plan was classified as an Employee Stock Ownership Plan (ESOP). At such time, the Plan name was changed to the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan. The change was made to better reflect that the Plan is intended, in part, as a voluntary stock ownership vehicle for those participants who wish to use the Plan for that purpose. Being an ESOP allows the Plan to offer participants a voluntary dividend pass-through option to have dividends paid in cash. Any dividends paid by Fastenal Company on stock held by the Plan will be deductible to Fastenal Company for federal income tax purposes. On January 31, 2011, the Plan filed an application with the Internal Revenue Service for advance determination on the qualification of the Plan.

(b)	Contributions
Participants’ contributions are recorded in the period that the participants’ payroll deductions are made. Participants may contribute an amount not less than 1% or more than 100% of their eligible compensation. Employee contributions are 100% vested at all times. Effective January 2005, a discretionary employer matching contribution was implemented as a new feature to the Plan. These employer matching contributions are also initially 100% vested. During the year ended December 31, 2013, the Company made a discretionary contribution of $11,345,253 to the Plan. This amount was accrued and paid to the Plan subsequent to December 31, 2013.
The Company does not limit participant contributions; however, the Tax Reform Act of 1986 allows a maximum participant annual pretax contribution of $17,500 and $17,000 for calendar years 2013 and 2012, respectively.
Highly compensated employees may be limited to lower contribution percentages in order for the Plan to satisfy the discrimination tests of the Internal Revenue Code (IRC). Changes in contributions are allowed based on the provisions of the Plan.
The Plan allows for rollover contributions to be made to the Plan by eligible participants. These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within 60 days of receipt.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

(c)	Participant Allocation of Income and Loss
Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose.

(d)	Payment of Benefits
Distributions may be made upon the occurrence of any of the following:

•	Any termination of employment,

•	Death of a participant,

•	Termination of the Plan,

•	Participant is still employed and has reached age 59 1/2,

•	Participant is still employed and has suffered a financial hardship,

•	Participant is still employed and has completed a rollover of funds into the Plan, or

•	Participant is called to active military service for more than thirty (30) days.
Distributions are made in either one lump sum payment or under installments.

(e)	Investment Fund Transfers
Participants may direct a transfer of all or a portion of their current account balances among investment funds in 1% increments on a daily basis.

(f)	Forfeitures
Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account may be used to correct errors in the accounts of other participants, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company. Total forfeitures used in 2013 were $4,604.

(g)	Plan Termination
The Company intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.

(h)	Administrative Costs
Investment manager fees are paid from the investment funds. Recordkeeping, trustee/custodial services, and other administrative costs are paid quarterly using investment-related revenue from the total annual operating expenses of investments. If there is insufficient investment-related revenue, the balance is paid by participants quarterly on a per capita basis. The Company pays for investment advisory services, audit fees, and adhoc administrative services.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

(i)	Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.
The Company will vote shares for which no directions have been timely received in proportion to the vote cast by participants who have timely responded.

(j)	Investment Options
Upon enrollment, each participant shall direct that contributions be invested in increments of 1%. Investment options available to participants were modified as of October 1, 2013 and existing assets in applicable funds were automatically transferred to equivalent funds or new share classes offered on October 1, 2013. Participants' contributions after October 1, 2013 may be invested in the new funds and share classes.

2013	2012
American Funds Capital World Growth & Income Fund (R-6)	American Funds Capital World Growth & Income Fund (R-5)
American Funds EuroPacific Growth Fund (R-6)	American Funds EuroPacific Growth Fund (R-5)
Invesco Stable Value Retirement Fund (CL3)[5]	Invesco Stable Value Retirement Fund (CL3)
John Hancock Disciplined Value Mid Cap Fund (I)[5]	John Hancock Disciplined Value Mid Cap Fund (I)
Munder Mid Cap Core Growth Fund (R-6)	Munder Mid Cap Core Growth Fund (Y)
PIMCO Total Return Fund (I)[5]	PIMCO Total Return Fund (I)
Fastenal Company Common Stock[5]	Fastenal Company Common Stock
T Rowe Price International Discovery Fund	Aggressive Goal Manager Portfolio Model[1]
T Rowe Price Small Cap Stock Fund	Moderate Goal Manager Portfolio Model[1]
Vanguard Institutional Index Fund (Institutional)	Conservative Goal Manager Portfolio Model[1]
Vanguard Prime Money Market Fund (Investor)	BlackRock Global Allocation Fund (I)[1]
Vanguard Total Bond Market Index Fund (Signal)	BlackRock Equity Dividend Fund (I)[2]
Vanguard Target Retirement Funds (Investor)[6]	BlackRock S&P 500 Index Fund (I)[2]
Vanguard Target Retirement Income Fund (Investor)	Delaware Investment Diversified Income Fund (A)[3]
J.P. Morgan U.S. Equity Fund (R5)[2]
MainStay Large Cap Growth Fund (I)[2]
Oppenheimer Main Street Small and Mid Cap Fund (Y)[4]

1 The investment option was removed and assets transferred to the Vanguard Target Retirement Funds based on participants' birth years.
2 The investment option was removed and assets transferred to the Vanguard Institutional Index Fund (Institutional).
3 The investment option was removed and assets transferred to PIMCO Total Return Fund (I).
4 The investment option was removed and assets transferred to the John Hancock Disciplined Value Mid Cap Fund (I) and Munder Mid Cap Core Growth Fund (R-6).
5 Share classes were unchanged.
6 Vanguard target retirement funds seek to provide capital appreciation and current income consistent with its current asset allocation. The Fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire and leave the work force within a few years of the target year (2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and 2060). At any given time, its asset allocation may be affected by a variety of factors, such as whether the underlying funds are accepting additional investments. The Fund's indirect stock holdings are a diversified mix of U.S. and foreign large-, mid-, and small- capitalization stocks.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

(2)	Summary of Significant Accounting Policies

(a) Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of mutual and common collective trust funds is the net asset value of those shares or units, as determined by the respective fund.
Purchases and sales of investments are reflected on a trade-date basis. Net appreciation (depreciation) in the fair value of investments includes gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Accrued investment income is reflected in the investment balance.

(d)	Fully Benefit-Responsive Investments Contracts
The Plan indirectly invests in investment contracts and security-backed contracts through the Invesco Stable Value Retirement Fund.  An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time.  A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first is a fixed-income security or portfolio of fixed-income securities, the second part is a contract value guarantee (wrapper) provided by a third party.  The yield earned by the Invesco Stable Value Retirement Fund at December 31, 2013 and 2012 was 1.281% and 1.511%, respectively.  The credit rate was 1.271% and 1.689% as of December 31, 2013 and 2012, respectively.  The credit ratings of Invesco are: Moody's - A3 Stable, S&P - A Positive, and Fitch - A Stable.
As described in Financial Accounting Standards (FASB) Accounting Standards Codification (ASC or Codification) Topic 946-210-45, fully benefit-responsive investment contracts held by defined-contribution plans are required to be reported at fair value.  However, the Codification states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully-responsive benefit contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the Codification, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.
Events which could limit the ability of the Invesco Stable Value Retirement Fund to execute transactions at contract value with the Plan include termination of the Plan, if the plan sponsor elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer's criteria for issuance of a clone wrapper contract.

(e)	Benefits
Benefits are recorded when paid.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

(f)	New Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements. This guidance requires enhanced disclosures for certain investment classes. The Plan adopted the provisions of the standard for the year ended December 31, 2012. The adoption of these provisions did not have a material effect on the Plan’s financial statements.

(3)	Tax Status
On January 1, 2011, the Plan was amended and restated and Fastenal Company common stock available through the plan was classified as an ESOP. Prior to 2011, the Plan utilized a prototype plan format to which the Internal Revenue Service issued a favorable opinion letter, dated March 31, 2008, stating that the prototype plan document qualified under Section 401(a) of the IRC. On January 31, 2011, the Plan filed an application with the Internal Revenue Service for advanced determination of the qualification of the plan. The plan administrator believes the Plan is a qualified plan and does not believe any events have occurred that might adversely affect the Plan’s qualified status.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently, the Plan is subject to a random audit of its 2012 plan year by the Tax Exempt and Government Entities Division of the Internal Revenue Service. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(4)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$242,179,600	200,151,859
Excess deferrals payable	741,025	815,784
Participant contribution receivable	772	898
Unclaimed plan forfeiture funds	4,095	1,107
Net assets available for benefits per the Form 5500	$242,925,492	200,969,648

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2013 to the Form 5500:

Total additions per the financial statements	$56,107,169
Excess deferrals payable	741,025
Participant contribution receivable	(126)
Total income per the Form 5500	$56,848,068

Total deductions per the financial statements	$(14,079,428)
Increase in unclaimed plan forfeiture funds	2,988
2012 excess deferrals	(815,784)
Total expenses per the Form 5500	$(14,892,224)

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

(5)	Investments and Investment Income
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Bank of America N.A. manages the Plan’s investment assets and executes transactions therein pursuant to discretionary authority granted by the Plan concerning purchases and sales of investments in the various funds.
Transactions for participant contributions to the Plan and benefits paid to participants are under the direct control of the plan administrator.
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31
	2013	2012
American Funds Capital World Growth & Income Fund	$15,834,009	12,083,373
John Hancock Disciplined Value Mid Cap Fund	20,392,843	14,975,284
MainStay Large Cap Growth Fund	—	11,365,730
Vanguard Institutional Index Fund	29,029,773	—
Fastenal Company Common Stock	103,904,194	96,087,937

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,074,214 as follows:

Investment funds	$21,379,850
Fastenal Company Common Stock	1,694,364
$23,074,214

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

(6)	Party-in-Interest Transactions
The Plan engages in transactions involving the acquisition and disposition of investments with fiduciaries of the Plan including, but not limited to, the trustee and administrator of the Plan and the Company. The fiduciaries are considered parties-in-interest; however, the transactions are not considered prohibited transactions under ERISA.

(7)	Risk and Uncertainties
The Plan offers a number of investment options to participants that are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant accounts.
At December 31, 2013 and 2012, approximately 43% and 48%, respectively, of the Plan’s net assets were invested in the common stock of Fastenal Company. The underlying value of the Fastenal Company common stock is entirely dependent upon the performance of Fastenal Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of Fastenal Company common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(8)	Fair Value Measurements
Under ASC 820, various inputs are used in determining the fair value of the Plan’s investments. These inputs are summarized in a hierarchy that segregates fair value measurements into three levels (Levels 1, 2, and 3), determined by the nature of input as follows:

•
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

•
Level 2 – Other significant observable inputs, including quoted prices for similar securities in active markets, quoted prices for identical securities in markets that are not active, and other market-corroborated inputs.

•	Level 3 – Significant unobservable inputs, including the Plan’s own assumptions in determining the fair value of investments, based on the best information available in the circumstances.
The level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation levels are not necessarily an indication of the risk associated with investing in those securities.

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

The following is a description of the valuation methodologies used for assets held and carried at fair value:

•	Common stock – Valued daily based on quoted prices from national exchanges.

•	Mutual funds – Valued daily based on quoted prices from national exchanges.

•
Stable value funds – The unit value is calculated at the end of each business day. The unit value is based on the current value of the investment contract fund’s holdings divided by the total number of outstanding units to obtain a daily net asset value (NAV) as provided by the fund issuer.

The following tables present the level within the fair value hierarchy at which the investments are measured on a recurring basis as of December 31, 2013 and 2012:

	Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total
Fastenal Company Common Stock	$103,904,194	—	—	103,904,194
Investment funds:
Domestic equity	53,925,262	—	—	53,925,262
Global equity	15,834,009	—	—	15,834,009
International equity	5,505,249	—	—	5,505,249
Bond	6,435,360	—	—	6,435,360
Stable value	—	6,038,715	—	6,038,715
Money Market	283,629	—	—	283,629
Asset Allocation	39,589,023	—	—	39,589,023
Total	$225,476,726	6,038,715	—	231,515,441

	Fair value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Fastenal Company Common Stock	$96,087,937	—	—	96,087,937
Investment funds:
Domestic equity	49,745,509	—	—	49,745,509
Global equity	12,083,373	—	—	12,083,373
International equity	8,652,689	—	—	8,652,689
Balanced	4,273,753	—	—	4,273,753
Bond	13,413,445	—	—	13,413,445
Stable value	—	6,093,748	—	6,093,748
Total	$184,256,706	6,093,748	—	190,350,454
For the years ended December 31, 2013 and 2012, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any transfers between Levels 1, 2, and 3 during the years then ended.

(9)	Subsequent Events
There were no subsequent events requiring adjustment to the financial statements or disclosure through June 26, 2014, the date that the Plan’s financial statements were issued.

FASTENAL COMPANY & SUBSIDIARIES 401(k) PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2013

Issuer and Description		Face amount or number of shares/units	Current value
	Invesco Stable Value Retirement Fund	5,990,789	$6,038,715
	American Funds Capital World Growth & Income Fund	349,382	15,834,009
	American Funds EuroPacific Growth Fund	108,520	5,320,730
	John Hancock Disciplined Value Mid Cap Fund	1,124,192	20,392,843
	Munder Mid Cap Core Growth Fund	81,703	3,522,234
	PIMCO Total Return Fund	526,321	5,626,371
	T Rowe Price International Discovery Fund	3,310	184,519
	T Rowe Price Small Cap Stock Fund	22,002	980,412
	Vanguard Institutional Index Fund	171,490	29,029,773
	Vanguard Prime Money Market Fund	283,629	283,629
	Vanguard Total Bond Market Index Fund	76,609	808,989
	Vanguard Target Retirement 2010 Fund	12,405	317,572
	Vanguard Target Retirement 2015 Fund	76,023	1,122,862
	Vanguard Target Retirement 2020 Fund	36,285	983,699
	Vanguard Target Retirement 2025 Fund	156,549	2,465,642
	Vanguard Target Retirement 2030 Fund	141,441	3,909,416
	Vanguard Target Retirement 2035 Fund	315,471	5,356,702
	Vanguard Target Retirement 2040 Fund	218,481	6,187,389
	Vanguard Target Retirement 2045 Fund	612,051	10,870,020
	Vanguard Target Retirement 2050 Fund	258,328	7,282,259
	Vanguard Target Retirement 2055 Fund	32,977	1,000,859
	Vanguard Target Retirement 2060 Fund	1,116	29,850
	Vanguard Target Retirement Income Fund	5,020	62,753
*	Fastenal Company Common Stock	2,186,996	103,904,194
			231,515,441
	Pending settlement fund		12,919
	Cash		99,027
			$231,627,387

*	Denotes a party-in-interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:    June 26, 2014

FASTENAL COMPANY & SUBSIDIARIES 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By Fastenal Company, Plan Administrator

By	/s/ Daniel L. Florness
Daniel L. Florness, Executive Vice-President, Treasurer, and Chief Financial Officer

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

99.1	Certification Pursuant to 18 U.S.C. Section 1350